Filed by Snyder’s-Lance, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Diamond Foods, Inc.

(Commission File No. 000-51439)

ANNOUNCEMENT TO SUPPLIERS

On Wednesday, October 28, Snyder's-Lance announced that it has signed a definitive agreement to acquire Diamond Foods, Inc. an industry leader in snack foods with five brands in Kettle Brand® potato chips, KETTLE® Chips, Pop Secret® popcorn, Emerald® snack nuts, and Diamond of California® culinary nuts.

Diamond Foods is an industry leading company with exceptional brands, and we're excited to bring together Diamond Foods with our talented and creative Snyder's-Lance team.

Diamond has excelled in delivering exceptional product quality for many years, with innovation across their entire product portfolio. There are a number of current products and new product ideas that will work perfectly alongside our Snyder's-Lance brands. We plan to take full advantage of our established Direct Store Delivery (DSD) and direct sales network as well as the expertise Diamond brings from their sales team to drive better top line than either company could achieve alone. Each Diamond brand brings unique capabilities that will strengthen Snyder’s-Lance’s strategic plans while increasing our annual top line revenue. The transaction will expand our business in the better-for-you snack category and increase our presence in the natural food channel as well.

Given the size of this acquisition, the next step will be for the Federal Trade Commission (FTC) to conduct an expected and customary review. The transaction also requires shareholder approval by both companies. This will take some months to complete. During this time and until the acquisition is complete, Snyder's-Lance and Diamond Foods will continue to operate independently with no planning or other collaborative communication. In other words, during this review it will be “business as usual”.

Once completed, we will begin to work on the details of planning integration for the two companies and how we can make the most of this opportunity.

These are very exciting times for Snyder's-Lance, as we continue on our journey to excel by proving that “Snacking Is Our Passion”!

FREQUENTLY ASKED QUESTIONS (F.A.Q.)

What does today’s announcement mean?

•	Snyder’s-Lance has signed an agreement to fully acquire Diamond Foods, Inc., including Kettle Brand® potato chips, Pop Secret® popcorn, Emerald® snack nuts, and Diamond of California® culinary nuts. When completed, these brands will be core brands of Snyder's-Lance just like our other largest brands.

Why does Snyder's-Lance want to purchase Diamond Foods?

•	Diamond Foods is an industry leader in snack foods with category leading iconic brands in Kettle Brand® potato chips, Pop Secret® popcorn, Emerald® snack nuts, and Diamond of California® culinary nuts. Combining Snyder's-Lance and Diamond Foods creates a best-in-class branded snack food company, with popular brands in several major categories.

What does this transaction mean for customers/partners?

•	Until the FTC review is complete, there should be no changes for Customers, Suppliers or other partners.

What happens next?

•	The acquisition of Diamond Foods will require a review by the Federal Trade Commission (FTC), which will take some number of weeks. This is expected and customary. During this time, the two companies will continue to operate completely independently.

When is the acquisition expected to be completed?

•	The acquisition is expected to be completed early in 2016.

When will the integration process start? How do you plan to integrate the two companies?

•	Details of an integration plan have not yet been created. Planning for such a large integration will require time and a great deal of detailed planning. Since Snyder's-Lance and Diamond Foods must remain completely independent during the FTC review period, detailed plans will not be created until the transaction is complete. However, integration will be a top priority and is expected to begin soon afterwards.

What can suppliers expect during the integration process?

•	Our plans are for Snyder's-Lance and Diamond Foods associates to work closely together to develop integration and change plans. Detailed plans will be created once the transaction is complete. In the meantime, each company will work independently with no changes to our day to day processes.

What is the difference between the “Kettle Brand®” and “Kettle® Chips” logos? Are they two different product lines?

•	They are two brands for very similar product lines. “Kettle® Chips” is the company’s United Kingdom (UK) brand, while “Kettle Brand®” refers to the US brand and product line.

Cautionary Information about Forward Looking Statements

This communication contains statements which may be forward looking within the meaning of applicable securities laws. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions.  The statements include the expected completion of the acquisition of Diamond Foods, Inc. (“Diamond”), the time frame in which the acquisition will occur, and the expected benefits to Snyder’s-Lance, Inc. ( the “Company”) from completing the acquisition. The statements are subject to a number of risks and uncertainties. Factors that could cause actual results to differ include, among other things, that regulatory approval of the proposed acquisition or other conditions to the closing of the deal may not be satisfied; the potential impact on the business of Diamond of the announcement of the proposed acquisition; the risk as to the trading price of common stock to be issued by the Company in the proposed transaction relative to the trading price of shares of Diamond common stock; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the transaction; the successful integration and realization of the anticipated benefits and synergies from the proposed acquisition; the ability of the Company to achieve its strategic initiatives; and general economic conditions. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. In addition, actual results are subject to other risks and uncertainties that relate more broadly to the overall businesses of the Company or Diamond, including those more fully described in the Company’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter ended July 4, 2015, and those more fully described in Diamond’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015.

This report also includes projections regarding future revenues, earnings and other results which are based upon the Company's current expectations and assumptions, which are subject to a number of risks and uncertainties.  Factors that could cause actual results to differ include general economic conditions; volatility in the price or availability of inputs, including raw materials, packaging, energy and labor; price competition and industry consolidation; changes in our top retail customer relationships; failure to successfully integrate acquisitions; loss of key personnel; failure to execute and accomplish our strategy; concerns with the safety and quality of certain food products or ingredients; adulterated, misbranded or mislabeled products or product recalls; disruption of our supply chain or information technology systems; improper use of social media; changes in consumer preferences and tastes or inability to innovate or market our products effectively; reliance on distribution through a significant number of independent business owners; protection of our trademarks and other intellectual property rights; impairment in the carrying value of goodwill or other intangible assets; new regulations or legislation; interest and foreign currency exchange rate volatility; and the interests of a few individuals who control a significant portion of our outstanding shares of common stock may conflict with those of other stockholders, which have been discussed in greater detail in the Company’s most recent Form 10-K, the Company’s definitive proxy statement filed with the SEC on April 1, 2015 and other reports filed with the SEC.

Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statement as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between the Company and Diamond. The proposed transaction will be submitted to the stockholders of the Company and Diamond for their consideration. In connection with the issuance of common stock of the Company in the proposed transaction, the Company will file with the SEC a Registration Statement on Form S-4 that will include a preliminary joint proxy statement/prospectus regarding the proposed transaction and each of the Company and  Diamond plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each Diamond and Company stockholder entitled to vote at the special meetings in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the joint proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov). Investors may also obtain these documents, free of charge, from the Company’s website (www.snyderslance.com) under the link “Investor Relations” and then under the tab “Financial Information” then “SEC Filings” or by directing a request to the Company’s investor relations officer at (704) 557-8386 and, in the case of Diamond, by directing a request to Katie Turner at (415) 230-7952.

Participants in the Solicitation

The Company, Diamond and certain of their respective directors, executive officers and other members of management and employees may be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Diamond stockholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. You can find information about Diamond’s executive officers and directors in Diamond’s definitive proxy statement filed with the SEC on November 26, 2014. You can also obtain free copies of these documents from Diamond using the contact information above. You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2015 and in its Annual Report on Form 10-K filed with the SEC on March 4, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. You can also obtain free copies of these documents from the Company using the contact information above.